

July 10, 2018

Eric Palmer
President
Halfmoon Parent, Inc.
c/o Cigna Corporation
900 Cottage Grove Road
Bloomfield, CT 06002

> **Re: Halfmoon Parent, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 9, 2018**
> **File No. 333-224960**

Dear Mr. Palmer:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 3, 2018 letter.

Registration Statement on Form S-4/A

The Mergers
Background of the Mergers, page 79

1.   We acknowledge your revised disclosure in response to prior comment 1, but the disclosure does not explain the specific difference in views held by Express Scripts and Cigna regarding the potential value of the transaction. Please explain the views held by both parties and the specific expectations each had with respect to synergies from the potential transaction, including how these views differed.

You may contact Lisa Vanjoske at 202-551-3614 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jenna E. Levine